Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

	Fiscal year ended December 31
	2007	2006	2005	2004	2003	2002
Earnings per Financial Statements	$2,578,098	$2,305,169	1,028,241	$1,152,686	$1,482,923	$99,882
Add (deduct):
Provision for income taxes	575,475	523,267	272,557	286,443	310,707	(111,542)
Fixed charges	198,722	199,811	201,885	211,035	205,758	215,161

Earnings for Computation	$3,352,295	$3,028,247	1,502,683	$1,650,164	$1,999,388	$203,501

Fixed Charges
Interest Expense(1)	$174,870	$175,698	174,029	$182,984	$177,425	$193,494
One third of payments under operating leases	23,852	24,113	27,856	28,051	28,333	21,667

Total Fixed Charges	$198,722	$199,811	201,885	$211,035	$205,758	$215,161

Ratio of Earnings to Fixed Charges	16.9	15.2	7.4	7.8	9.7	(2)

Preferred Share Dividends	$44,851	$44,851	44,850	$44,972	$36,009	$25,662

Total Fixed Charges and Preferred Share Dividends	$243,573	$244,662	246,735	$256,007	$241,767	$240,823

Ratio of Earnings to Fixed Charges and Preferred Share Dividends	13.8	12.4	6.1	6.4	8.3	(2)

(1)	The Company recognizes accruals for interest and penalties, if any, related to unrecognized tax benefits in income tax expense (i.e. excluded from interest expense).
(2)	Earnings for the year ended December 31, 2002 were insufficient to cover fixed charges by $12 million and combined fixed charges and preferred share dividends by $37 million.